
November 29, 2022

James Byrd
Chief Executive Officer
Stirling Bridge Group, Inc
37 N. Orange Ave.
Suite 500
Orlando, FL 32801

> **Re: Stirling Bridge Group Inc**
> **Offering Statement on Form 1-A**
> **Filed November 17, 2022**
> **File No. 024-12064**

Dear James Byrd:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed November 17, 2022

Cover page

1.   Please revise the offering circular cover page to include all the information required by Item 1 to Part II of Form 1-A, including a fixed price or range, a cross reference to the risk factors, and all required legends.

Index to Exhibits, page 34

2.   Please file a copy of the auditor's consent to the use of its audit report in your amended Form 1-A. Refer to Item 17 of the General Instructions to Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to

James Byrd
Stirling Bridge Group, Inc
November 29, 2022
Page 2

qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Robert Arzonetti at 202-551-8819 or J. Nolan McWilliams, Acting Legal Branch Chief, at 202-551-3217 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Finance